Exhibit 5

AGROFRESH SOLUTIONS, INC.

October 26, 2022

Paine Schwartz Partners, LLC

475 Fifth Avenue

17th Floor

New York, NY 10017

Attention: Kevin Schwartz

Ladies and Gentlemen:

Reference is made to that certain Investment Agreement dated as of June 13, 2020 (the “Investment Agreement”) by and between AgroFresh Solutions, Inc., a Delaware corporation (the “Company”), and PSP AGFS Holdings, L.P., a Delaware limited partnership (together with Paine Schwartz Partners LLC and its affiliates, “Paine Schwartz”).

Prior to the date hereof, a special committee (the “Special Committee”) of the board of directors (the “Board”) of the Company agreed with Paine Schwartz to pursue a transaction pursuant to which Paine Schwartz would acquire all of the outstanding common stock of the Company (“Common Stock”) for a price of $3.00 per share in cash and which would (i) not be conditioned upon Paine Schwartz’s ability to obtain financing or obtain any waiver or amendment under any agreement of the Company related to indebtedness, and (ii) be conditioned upon approval by a fully empowered special committee of independent, non-management directors and upon the approval of the holders of a majority of the Common Stock owned by disinterested stockholders in accordance with the framework established under Kahn v. M&F Worldwide Corp. and its progeny, and such conditions will be non-waivable (the “Proposed Transaction”).

The Board, acting through the Special Committee pursuant to authority previously delegated by the Board to the Special Committee, hereby waives Section 5.10 of the Investment Agreement to permit Paine Schwartz to disclose the Proposed Transaction by filing an amendment to the statements on Schedules 13D and 13D/A previously filed by Paine Schwartz in compliance with the Securities Exchange Act of 1934, as amended (provided that Paine Schwartz shall provide the Company with a reasonable opportunity to review and comment on drafts of such amendment and shall consider in good faith all comments reasonably proposed by the Company in connection therewith), complete confirmatory diligence, engage with and enter into arrangements with financing sources in accordance with the Confidentiality Agreement dated as of September 23, 2022 by and between the Company and Paine Schwartz (the “Confidentiality Agreement”) and negotiate definitive documentation in respect of the Proposed Transaction and, if later approved by the Board upon the recommendation of the Special Committee, enter into the Proposed Transaction (the “Limited Waiver”).

The Limited Waiver may be revoked at any time in the Company’s sole discretion (acting through the Special Committee, unless the Special Committee otherwise determines) prior to the execution of a definitive transaction agreement between the Company and Paine Schwartz with respect to the Proposed Transaction; provided that if such definitive transaction agreement is terminated for any reason, the right of the Company (acting through the Special Committee, unless the Special Committee otherwise determines) to revoke the Limited Waiver shall be restored in all respects. No revocation of the Limited Waiver shall retroactively invalidate any statement or action of Paine Schwartz made or taken during the period during which the Limited Waiver was in effect so long as such statement or action was not, at the time made or taken, in breach of the Limited Waiver. The Limited Waiver is in full reservation of, and without any waiver of or agreement not to enforce, all other rights and obligations in the Investment Agreement and in the Confidentiality Agreement, each of which remains in full force and effect in all other respects.

This waiver agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed waiver agreement (in counterparts or otherwise) by electronic transmission in .pdf format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this letter agreement. This waiver agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

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Very truly yours,

AGROFRESH SOLUTIONS, INC.

By:	/s/ Nance K. Dicciani
Nance K. Dicciani
Chair of the Special Committee

ACKNOWLEDGED AND AGREED:

PAINE SCHWARTZ PARTNERS, LLC

By:	Paine Schwartz Partners Founders, L.P., its Manager

By:	Paine Schwartz Partners Founders, GP, LLC, its General Partner

By:	/s/ Kevin Schwartz
Kevin Schwartz
Chief Executive Officer